Kirill Basin Work History

A serial investor/entrepreneur, Kirill Basin has been the CEO of The eDesign Group since 2022. The eDesign Group is a residential and commercial home/work automation and tech integration firm. Since 2017, he has managed family investment initiatives, and has lead companies through growth and acquisition. A graduate of NYU Law, he focused on public interest law through indigent defense and impact litigation. As a founding investor in Loosid, he believes that private industry can serve the public good.